UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER: 0-5418
                                                       CUSIP NUMBER: 93163V 10 9

             [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                   [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR
                       For Period Ended: December 31, 2004

     [ ] Transition Report on Form 10-K  [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K  [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                Walker Financial Corporation
Former Name if Applicable:              Walker International Industries, Inc.
Address of Principal Executive Office:  990 Stewart Avenue - Suite 60A,
                                        Garden City, New York  11530

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]   (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR , N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

      The registrant is in the process of implementing its business model and seeking equity and/or debt financing. The unavailability of staff due to the ongoing implementation of its business model and in order to focus attention on obtaining equity and/or debt financing has required the registrant's executive officer and employees to devote substantial effort and expense which otherwise would have been devoted to the preparation and filing of the registrant's Annual Report on Form 10-KSB for the year ended December 31, 2004. For such reason, the subject Form 10-KSB could not be filed within the prescribed period..


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Mitchell S. Segal, President: (516) 832-7000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

            The registrant anticipates reporting a net loss of approximately $1.8 million on net sales of $241,000 for the year ended December 31, 2004, compared to a net loss of $1.2 million on net sales of $1,025,426 for the year ended December 31, 2003.

Walker Financial Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2005                        Walker Financial Corporation


                                           By:  /s/ Mitchell S. Segal
                                                ------------------------------
                                                    Mitchell S. Segal
                                                    President